Exhibit 99.1

NewsRelease

TransCanada Launches Open Season on
Revised Mainline Tolling Option

CALGARY, Alberta - February 22, 2017 - News Release - TransCanada Corporation (TSX:TRP) (NYSE:TRP) (TransCanada) today announced it has launched an Open Season for binding commitments on a revised, long-term, fixed-price proposal to flow natural gas along the Canadian Mainline from the Empress receipt point in Alberta to the Dawn hub in Southern Ontario. The launch of this Open Season follows ongoing discussions with Western Canadian Sedimentary Basin (WCSB) producers, and is expected to close on March 9, 2017.
"This long-term fixed price proposal for the Canadian Mainline builds on our past offering and input from our customers. We are pleased to offer this opportunity for WCSB producers to compete with emerging supplies of natural gas from the Marcellus and Utica basins,” said Stephen Clark, TransCanada's senior vice president and general manager, Canadian Natural Gas Pipelines.
“TransCanada continues to offer a 10-year term and a targeted total subscription of 1.5 PJ / day at a simplified single rate toll of $0.77/GJ,” added Clark. “While we have held extensive discussions with customers and have received a positive response, it is important that these threshold conditions are met for TransCanada to advance this offering.”
This proposal provides WCSB producers with lower cost access to the high-value markets served by the Dawn trading hub and will help them address changing market dynamics. This proposal does not impact current contracts that are already in place on the Canadian Mainline system. The targeted in-service date is November 1, 2017, and details of the Dawn Long Term Fixed Price open season can be found here.
Provision of the service is conditional on, among other things, TransCanada receiving National Energy Board approval on terms and conditions satisfactory to TransCanada. Interested parties may submit binding bids for transportation capacity during the Open Season which will close on March 9 at 11 a.m. MST.
With more than 65 years' experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and liquids pipelines, power generation and gas storage facilities. TransCanada operates a network of natural gas pipelines that extends more than 91,500 kilometres (56,900 miles), tapping into virtually all major gas supply basins in North America. TransCanada is the continent's leading provider of gas storage and related services with 653 billion cubic feet of storage capacity. A large independent power producer, TransCanada currently owns or has interests in over 10,700 megawatts of power generation in Canada and the United States. TransCanada is also the developer and operator of one of North America’s leading liquids pipeline systems that extends over 4,300 kilometres (2,700 miles), connecting growing continental oil supplies to key markets and refineries. TransCanada’s common shares trade on the Toronto and New York stock exchanges under the symbol TRP. Visit TransCanada.com and our blog to learn more, or connect with us on social media and 3BL Media.

FORWARD LOOKING INFORMATION
This publication contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward-looking statements in this document are intended to provide TransCanada security holders and potential investors with information regarding TransCanada and its subsidiaries, including management's assessment of TransCanada's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TransCanada's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the

Exhibit 99.1

date it is expressed in this news release, and not to use future-oriented information or financial outlooks for anything other than their intended purpose. TransCanada undertakes no obligation to update or revise any forward-looking information except as required by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the Quarterly Report to Shareholders dated February 16, 2017 and 2016 Annual Report filed under TransCanada's profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov.

TransCanada Media Enquiries:
Shawn Howard / Mark Cooper
403.920.7859 or 800.608.7859
TransCanada Investor & Analyst Enquiries:
David Moneta / Stuart Kampel
403.920.7911 or 800.361.6522

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